UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                                  ResMed, Inc.
                                 (Name of Issuer)

                                   Common Stock
                        (Title and Class of Securities)

                                    761152107
                                 (CUSIP Number)

                                December 31, 2002
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).




CUSIP No.                        761152107
Page 2

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Global Investors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               20,786
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          20,786


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,786

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        761152107
Page 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER
20,786
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER
20,786


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,786

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0

12   TYPE OF REPORTING PERSON (See Instructions)

          HC




CUSIP No.                        761152107
Page 4

Item 1(a).  Name of Issuer:

     ResMed, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     14040 Danielson Street
     Poway, CA  92064

Item 2(a).  Name of Person Filing:

     Principal Global Investors, LLC
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None,
Residence:

     Principal Global Investors, LLC
     711 High Street
     Des Moines, IA  50392-0088

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Principal Global Investors, LLC - Delaware
     Principal Financial Group, Inc. - Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     761152107

Item 3.  If this statement is filed pursuant to section 240.13d-
1(b) or 240.13d
         2(b) or (c), check whether the person filing is a:

     (e) [X] An investment adviser in accordance with section
240.13d
          1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     20,786 Shares Common Stock presently held by Principal Global
Investors, LLC
     20,786 Shares Common Stock presently held by Principal
Financial Group, Inc.


CUSIP No.                        761152107
Page 5

     (b) Percent of Class

          0.0 Principal Global Investors, LLC
          0.0 Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Principal Global Investors, LLC
               0 Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

               20,786 Shares Common Stock presently held by
Principal Global Investors, LLC
               20,786 Shares Common Stock presently held by
Principal Financial Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Principal Global Investors, LLC
               0 Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the
Disposition of

               20,786 Shares Common Stock presently held by
Principal Global Investors, LLC
               20,786 Shares Common Stock presently held by
Principal Financial Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

     N/A

Item 7.  Identification and Classification of the Subsidiary Which
Acquired the
         Security Being Reported on By the Parent Holding Company

     See Exhibit attached


CUSIP No.                        761152107
Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(b).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principal Global Investors, LLC

By /s/ Tim Howald
Tim Howald, Chief Financial and Compliance Officer

Principal Financial Group, Inc.
By:  Principal Global Investors, LLC

By /s/ Tim Howald
Tim Howald, Chief Financial and Compliance Officer

Dated Thursday, January 30, 2003

EXHIBIT 99.1

Principal Global Investors, LLC
Item 3 Classification:
(e) Investment Adviser registered under Section 203 of the
Investment Advisers
Act of 1940